Pacific Drilling S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

ph / 00 352 278 58 139     Fax / 00 352 278 58 140

web / www.pacificdrilling.com

December 26, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Pacific Drilling S.A.
Registration Statement on Form F-1 (Registration No. 333-228867)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned registration statement on Form F-1 (the “Registration Statement”) relating to the registration of 54,762,877 common shares, par value $0.01, of Pacific Drilling S.A. (the “Company”), be accelerated to December 26, 2018 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Jones Walker LLP, by calling Dionne M. Rousseau at (504) 582-8191.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the registration and sale of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Dionne M. Rousseau at the number set forth above. Thank you for your assistance in this matter.

Sincerely,

/s/ Lisa Manget Buchanan
By:	Lisa Manget Buchanan
Title:	SVP, General Counsel & Secretary

cc:	Dionne M. Rousseau, Jones Walker LLP